Exhibit 99.1

Notice and Access Notice

Date:	June 8, 2022
Time:	1:00 p.m. (Pacific Time)
Place:	Suite 2600 – 595 Burrard Street Three Bentall Centre Vancouver, British Columbia

AGENDA

1.	Financial Statements and Auditors’ Report: To receive the audited financial statements of Gold Standard Ventures Corp. (the “Company”) for the fiscal year ended December 31, 2021 and the report of the auditor on those statements.

2.	Election of Directors: To elect directors for the ensuing year. See “Part 3 - The Business of the Meeting – Election of Directors” in the management information circular dated April 27, 2022 (the “Information Circular”).

3.	Appointment of the Auditor: To appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor. See “Part 3 – The Business of the Meeting – Appointment of the Auditor” in the Information Circular for details.

4.	Other Business: To transact such other business as may properly come before the meeting or any adjournments thereof.

Notice-and-access: This Notice of Meeting is prepared under the notice-and-access rules under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Notice-and-access is a set of rules intended to reduce the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Information Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call the Company toll free at 1-833-232-2056 if you have any questions about notice-and-access.

Meeting Materials: The Information Circular, audited financial statements and related management discussion and analysis, the form of proxy for registered shareholders for the meeting, the voting instruction form for beneficial shareholders for the meeting and additional materials (the “Meeting Materials”) are available on the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.goldstandardv.com/investors/filings-financials/agm/ as of April 29, 2022. The Meeting Materials will also be available on the United States Securities and Exchange Commission website at www.sec.gov as of April 29, 2022. Shareholders are reminded to review the Information Circular before voting. Shareholders may obtain paper copies of the Meeting Materials by calling the Company toll free, within North America – 1-833-232-2056 or direct, from outside North America – (604) 669-5702.

Meeting Materials will be sent to you at no cost within three business days of receipt of your request, if such request is made before the meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and meeting date, all requests must be received no later than May 30, 2022.

If you do request paper copies of the Meeting Materials, please note that another proxy/VIF will not be sent and you should retain your current one for voting purposes.

To obtain paper copies of the Meeting Materials after the meeting date, please contact the Company at the numbers provided above.

Proxy:

Registered holders: If you are not attending the meeting, you can submit your proxy as follows:

a)	By Mail: Sign, date and return your proxy to Computershare Trust Company of Canada (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department;

b)	By Telephone: Call +1(866) 732-VOTE (8683) and follow the prompts; and

c)	On the Internet: Go to www.investorvote.com and follow the instructions.

A proxy must be received by 1:00 p.m. (Pacific Time) on June 6, 2022.

Non-registered holders: If you are not attending the meeting, use the VIF provided to you and return it as early as practicable to ensure that it is transmitted on time (see the VIF for details). It must be received in accordance with the instructions contained in the VIF with sufficient time for them to file a proxy by the deadline noted above.

Voting in Person: For registered holders, if you plan to attend the meeting, you must register with Computershare when you arrive at the meeting to have voting rights at the meeting. For non-registered holders, if you plan to attend the meeting, you must nominate yourself as appointee by following the instructions provided in the VIF and register with Computershare when you arrive at the meeting to have voting rights at the meeting.

Further information on voting can be found under the headings “Part 1 – Voting – Registered Shareholders” and “Part 1 – Voting – Non-Registered Shareholders” in the Information Circular.

Vancouver, British Columbia	BY ORDER OF THE BOARD
April 27, 2022

(signed) Jason Attew
Jason Attew
President and Chief Executive Officer